

17010019

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beech Hill Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Third Avenue, 16th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Iannuzzi (212) 350-7214
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wagner & Zwerman LLP
(Name – *if individual, state last, first, middle name*)

450 Wireless Boulevard	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Cantor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beech Hill Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

DONNA FIORINI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FI6285480
Qualified In Suffolk County
My Commission Expires July 08, 2017



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEECH HILL SECURITES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2016

BEECH HILL SECURITIES, INC.
TABLE OF CONTENTS

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA
John Antinore, CPA

450 Wireless Blvd, Hauppauge, NY 11788
Phone: 631-777-1000 Fax: 631-777-1008
E-mail: staff@wzcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Beech Hill Securities, Inc.

We have audited the accompanying financial statements of Beech Hill Securities, Inc. (a New York corporation), which comprise the statement of financial condition as of December 31, 2016, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Beech Hill Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Beech Hill Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

WAGNER & ZWERMAN LLP

Certified Public Accountants

The supplemental information presented on pages 17 through 19 has been subjected to audit procedures performed in conjunction with the audit of Beech Hill Securities, Inc.'s financial statements. The supplemental information is the responsibility of Beech Hill Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
Hauppauge, NY
February 27, 2017

BEECH HILL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Cash and cash equivalents		$ 116,624
Receivables from clearing organization		1,260,660
Accounts receivable		323,969
Securities owned, at fair value		500,158
Deposit with clearing broker		100,000
Prepaid expenses		105,912
Security deposit		30,000
Furniture and office equipment	$ 1,199,210	
Leasehold improvements	91,759	
	1,290,969	
Less accumulated depreciation	(1,198,342)	
Total property and equipment		92,627
Total assets		$ 2,529,950

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 702,977
Commissions payable	257,200
Securities sold short	187,125
Total liabilities before subordinated loans	1,147,302
Subordinated Loans	400,000
Total liabilities	1,547,302
Stockholders' equity	
Common stock - no par value; 200 shares authorized, 168.94 shares issued and 147.69 shares outstanding	766,412
Retained earnings	343,625
Less 21.25 shares of common stock in treasury, at cost	(127,389)
Total stockholders' equity	982,648
Total liabilities and stockholders' equity	$ 2,529,950

The accompanying notes are an integral part of these financial statements.

BEECH HILL SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues	
Commissions	$ 3,462,071
Trading gains and losses - net	2,378
Interest and dividends	28,737
Rebates	165,981
Affiliated income	83,022
Syndicate	1,356,168
Sublease income	245,000
Solicitor income	660,038
Mergers and acquisitions income	230,470
Other income	305,300
	6,539,165
Expenses	
Employee compensation and benefits	4,286,136
Floor brokerage, exchange and clearance fees	674,455
Communications and data processing	414,413
Occupancy related costs	403,033
Interest expense	11,511
Professional fees	280,557
Travel, meals and entertainment	81,931
Other expenses	407,049
	6,559,085
Net (loss) before income taxes	(19,920)
Provision for income taxes	10,193
Net (loss)	$ (30,113)

The accompanying notes are an integral part of these financial statements.

BEECH HILL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	NUMBER OF SHARES	COMMON STOCK	RETAINED EARNINGS	TREASURY STOCK	TOTAL EQUITY
Balance, January 1	147.69	$ 766,412	$ 373,738	$ (127,389)	$ 1,012,761
Net (loss)	-	-	(30,113)	-	(30,113)
Balance, December 31	147.69	$ 766,412	$ 343,625	$ (127,389)	$ 982,648

The accompanying notes are an integral part of these financial statements.

BEECH HILL SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2016

Subordinated borrowings - January 1	$	300,000
Additional subordinated borrowings		100,000
Repayments of subordinated borrowings		-
Subordinated borrowings - December 31	$	400,000

The accompanying notes are an integral part of these financial statements.

BEECH HILL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss)	$	(30,113)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:		
Depreciation		41,033
Unrealized (gains) on securities owned		(1,675)
Realized (gains) on securities owned		(234)
Change in operating assets and liabilities:		
Receivables from clearing organizations		(314,514)
Securities owned		(355,010)
Prepaid expenses		(525)
Accounts receivable		(143,667)
Accounts payable and accrued expenses		532,210
Commissions payable		32,767
Securities sold short		187,125
Net cash (used in) operating activities		(52,603)
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowings on subordinated loans		100,000
Net cash provided by financing activities		100,000
Net increase in cash and cash equivalents		47,397
Beginning cash and cash equivalents		69,227
Ending cash and cash equivalents	$	116,624
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Interest paid	$	11,511
Taxes paid	$	10,047

The accompanying notes are an integral part of these financial statements.

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1: ORGANIZATION AND BUSINESS

Beech Hill Securities, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company clears all of its customer transactions through a correspondent broker on a fully disclosed basis. The Company's main office is located in New York, New York.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly-liquid financial instruments with maturities of three months or less when purchased to be cash equivalents.

Allowance for Doubtful Accounts
The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. As of December 31, 2016 there was no allowance for doubtful accounts as management believes that all receivables are fully realizable. It is reasonably possible that the Company's estimate of the provision for allowance for doubtful accounts will change.

Securities Owned
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value.

Furniture, Equipment and Leasehold Improvements
Furniture, fixtures, office equipment and leasehold improvements are recorded at cost. Depreciation and amortization are provided on both the straight-line and accelerated methods over the shorter of the estimated useful lives of the respective assets or the lease term. Maintenance and repairs are charged to expenses as incurred while major renewals and betterments are capitalized.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, Equipment and Leasehold Improvements (Continued)
When items of property and equipment are sold or retired, the cost and related accumulated depreciation and amortization are removed from the accounts and a gain or loss (if any) is included in earnings in the period of disposal.

Revenue Recognition
Securities transactions and commission revenue and expenses are recorded on a trade date basis. Fee income and related expenses are recognized when earned and incurred, respectively, arising from financial advisory services provided by the Company to its clients. Trading gains (losses) are determined using the identified cost method. Rebate income consists of revenue received from the clearing broker and is recognized as earned. Dividend income and expense are recognized on the ex-date and interest income and expense are recorded on the accrual basis.

Income Taxes
The Company elected to be treated as an S corporation pursuant to Section 1362 of the Internal Revenue Code. As a result of this election, the Company's net income or loss is reportable on the individual tax returns of its stockholders. A similar election was made for New York State tax purposes. The Company is subject to New York City corporate income taxes and the New York State corporate minimum tax.

Income and losses for tax purposes may differ from the financial statement amounts. Stockholders' equity reflected in the accompanying financial statements does not necessarily represent the stockholders' tax bases of their respective interests.

Accounting principles generally accepted in the United States of America requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if it has taken an uncertain position that more likely than not would not be sustained upon examination based on its technical merits. Management has analyzed the tax positions taken by the Company and has determined that there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements.

The Company is subject to routine audits by taxing jurisdictions. The Company's Form 1120S, *US Income Tax Return for an S Corporation,* is currently under audit by the Internal Revenue Service for the tax year ended December 31, 2014. Management has provided all necessary information requested by the auditor and believes there will be no additional tax exposure for the Company for any potential adjustments arising as a result of the audit. The Company's U.S. Federal, state and local income tax returns prior to fiscal year 2013 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)
The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2016.

Subsequent Events
The Company has evaluated subsequent events through February 27, 2017, the date the financial statements were available to be issued.

NOTE 3: RECEIVABLES FROM CLEARING ORGANIZATION

Receivables from clearing organization at December 31, 2016 consists of $1,260,660 of net proceeds received from trading activities and commissions.

NOTE 4: FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The following table shows the balances of major classes of furniture, equipment and leasehold improvements, their estimated useful lives, and the accumulated depreciation and amortization for each class at December 31, 2016:

Equipment and Software	3 to 5 years	$ 850,500
Furniture	5 years	348,710
Leasehold improvements	Shorter of lease term and estimated useful life	91,759
		1,290,969
Less – Accumulated depreciation and amortization		(1,198,342)
		$ 92,627

Depreciation and amortization expense for the year ended December 31, 2016 was $41,033.

NOTE 5: SUBORDINATED BORROWINGS

The Company has borrowings of $400,000 subject to subordination agreements, which are more fully described as follows:

Description	Effective	Maturity	Rate	Balance Due
Note payable to stockholder	January 1, 2014	December 31, 2017	3%	$ 100,000

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 5: SUBORDINATED BORROWINGS (Continued)

Description	Effective	Maturity	Rate	Balance Due
Note payable to non stockholder	March 7, 2014	March 16, 2017 *(Executed annual auto renewal)*	3%	100,000
Note payable to non stockholder	October 24, 2012	December 31, 2017 *(Executed annual auto renewal)*	3%	100,000
Note payable to non stockholder	December 31, 2016	December 31, 2017	3%	100,000
				$ 400,000

On January 1, 2014, a new equity-subordinate loan was signed, which has a term of three years expiring December 31, 2017.

On March 7, 2014, a new equity-subordinate loan was signed, which has a term of 1 year expiring March 16, 2016 but has been extended for auto renewal for an additional year set to expire March 16, 2017 and will auto renew for an additional year.

On October 24, 2012, a new equity-subordinate loan was signed, expiring December 31, 2014. The loan has been extended for auto renewal each year and is currently set to expire December 31, 2017.

On December 31, 2016, a new equity-subordinate loan was signed, which has a term of one year expiring December 31, 2017 and will have the option to auto renew for an additional year.

Interest expense incurred on the loans for the year ended December 31, 2016 amounted to $9,000. The subordinated borrowings were included in the computation of net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid.

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 6: FAIR VALUE MEASUREMENTS

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in markets that are not active
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort indicating that market participants would use different assumptions.

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 6: FAIR VALUE MEASUREMENTS (Continued)

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following table presents the Company's assets and liabilities measured at fair value as of December 31, 2016:

Securities Owned:	Level 1	Level 2	Level 3	Total
Unit Investment Trust	$ 20,115	$ 0	$ 0	$ 20,115
Municipal Securities	82,112	0	0	82,112
Municipal Securities	0	397,931	0	480,043
Total assets	$ 102,227	$ 397,931	$ 0	$ 500,158
Securities Sold Short:				
Municipal Securities	$ 187,125	$ 0	$ 0	$ 187,125
Total liabilities	$ 187,125	$ 0	$ 0	$ 187,125

The Company holds a position in a Unit Investment Trust account at December 31, 2016. The position is valued at cost as this approximates fair value due to the short-term nature of the position and the fact that the position is held in cash equivalent funds. This holding is restricted as to use by the Company, and as such has been excluded from the Company's cash and cash equivalents.

Municipal securities are normally valued using a model that incorporates market observable data, such as reported sales of similar securities, broker quotes, yields, bids, offers and reference data. Certain securities are valued principally using dealer quotations. Due to the reliance on some unobservable inputs, the Company has classified its municipal securities as Level 2 on the hierarchy.

The Company has included $82,112 of municipal securities within its securities owned account and $187,125 in its securities sold short account related to suspense items that were charged against its cash portfolio with Pershing. These items cleared within 3 days of year-end. The Company is carrying these securities at cost as they approximate fair value due to the short-term nature of the position and the subsequent liquidation at cost. They are included in the municipal securities balances in the above chart.

NOTE 7: RELATED PARTY TRANSACTIONS

The Company, serving as introducing broker, earned commission income during 2016 of approximately $32,022 from an affiliated investment relationship. The owners of the Company are the general partners of the investment funds from which such income was earned and expenses were incurred. Such amounts were included in commission income and commission, clearing, and floor brokerage expenses on the statement of income, respectively.

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 7: RELATED PARTY TRANSACTIONS (Continued)

The Company shares office space and certain personnel with a related entity, Beech Hill Advisors, which is a registered investment advisor that is also owned by the owners of the Company. Beech Hill Advisors has separate management and is otherwise not dependent upon the Company. Beech Hill Advisors paid the Company $83,022 for the use of shared office space, to reimburse the Company for the use of its employees, for brokerage expenses and general revenue sharing. Such amounts are included in affiliated income in the statement of income.

NOTE 8: LEASES

The Company occupies office space under a lease, which was scheduled to expire on February 28, 2014, which has been subsequently extended through February 28, 2019. Under the terms of the lease, the base rent is subject to escalations for increases in real estate taxes and operating costs. Certain principals of the Company have guaranteed payments required under the lease obligation. Pursuant to this lease, the Company maintains a rent security deposit in the amount of $30,000, which is reflected in the other assets in the statement of financial condition. Rent expense was $364,341 for the year ended December 31, 2016 and is included in occupancy and related costs in the statement of income.

The Company also subleases a portion of its facilities to other parties, which resulted in non-broker dealer related income of $ 245,000. Two of those leases are long-term and require fixed monthly rental payments through December 31, 2019 while the remaining leases are month to month.

Future minimum commitments under the above long-term leases, including sub-lease income, are as follows as of December 31, 2016:

For the years ended December 31:	Minimum lease commitments	Sublease income
2017	$ 319,440	$ 162,000
2018	319,440	162,000
2019	53,240	27,000
	$ 692,120	$ 351,000

NOTE 9: 401(K) PLAN

The Company maintains a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code. Employees who have completed six months of service and have attained 21 years of age are eligible to participate. Participants may contribute up to 15% of their salaries. The plan provides for discretionary employer matching contributions. For the year ended December 31, 2016, the Company made no matching contributions.

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 10: RISKS AND UNCERTAINTIES

Substantially all of the Company's cash and securities positions are held by a custodian broker. The Company has not sustained losses on its cash positions held with its custodian broker and believes its risk is further mitigated by the fact that the broker is highly capitalized and is also a member of major security exchanges.

Although the Company clears its customer transactions through another broker/dealer, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is involved, from time to time, in proceedings with and investigations by, governmental agencies and self-regulatory organizations.

NOTE 11: COMMITMENTS AND CONTINGENCIES

From time to time, Beech Hill Securities, Inc. becomes involved in various claims, suits, investigations, and legal proceedings that arise in the ordinary course of its business. As required by FASB ASC 450, *Accounting for Contingencies*, the Company accrues a liability when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss.

NOTE 12: WARRANTS

From time to time, the Company is party to investment banking transactions where the Company may receive warrants of issuing parties as part of its compensation. However, the Company also assigns these warrants to third parties and, accordingly, any value ascribed to the warrants is offset by a liability due to the third party. No assets or liabilities are reflected in the financial statements for these warrants as the value of warrants held by the Company are immaterial.

NOTE 13: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company has net capital of $1,028,788, which is $778,788 in excess of its required net capital of $250,000. The Company's net capital ratio is 1.12 to 1.

BEECH HILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 14: ACQUISITION

The Company took over the operations and client list of a broker dealer, Abramson Financial, on December 1, 2016. No net assets were acquired in the acquisition and nominal consideration was paid to the owner of this entity. The entity will continue to operate as a stand-alone entity separate from Beech Hill Securities, Inc. until the final closing date which is expected no later than June 2017.

BEECH HILL SECURITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

Net capital:	
Total stockholders' equity	$ 982,648
Add:	
Subordinated borrowings allowable in the computation of net capital	400,000
Deductions and charges:	
Nonallowable assets:	
Due from clearing broker	7,950
Prepaid expenses, security deposits and other assets	105,912
Furniture and equipment (net)	92,627
Other assets	101,015
Total	307,504
Net capital before haircuts on security positions	1,075,144
Haircut on securities positions	46,360
Net capital	$ 1,028,784
Aggregate indebtedness	$ 1,147,302
Computation of basis net capital requirement:	
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $250,000 minimum net capital requirement)	$ 250,000
Excess of net capital	$ 778,784
Excess of net capital at 1,000%	$ 728,784
Ratio of aggregate indebtedness to net capital	1.12:1

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016.

BEECH HILL SECURITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The Company is exempt under Section (k)(2)(ii) of Rule 15c3-3. Accordingly there are no items to report under the requirements of this rule.

BEECH HILL SECURITIES, INC.
SUPPLEMENTARY INFORMATION
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The Company is exempt under Section (k)(2)(ii) of Rule 15c3-3.
The Company does not carry securities for customer accounts in a custodial capacity.
Accordingly there are no items to report under the requirements of this rule.

BEECH HILL SECURITIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S STATEMENT REGARDING COMPLIANCE WITH THE EXEMPTION PROVISIONS OF SEC RULE 15c3-3

DECEMBER 31, 2016

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA
John Antinore, CPA

450 Wireless Blvd, Hauppauge, NY 11788
Phone: 631-777-1000 Fax: 631-777-1008
E-mail: staff@wzcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Beech Hill Securities, Inc.

We have reviewed management's statements, included in the accompanying statement regarding compliance with the exemption provisions of SEC Rule 15c3-3, in which (1) Beech Hill Securities, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which Beech Hill Securities, Inc. claimed an exemption from 17 C.F.R. 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Beech Hill Securities, Inc. stated that Beech Hill Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Beech Hill Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Beech Hill Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
Hauppauge, NY
February 27, 2017

BH | Beech Hill Securities

Beech Hill Securities, Inc.
880 Third Avenue, 16th Floor
New York NY 10022-4730
Tel 800 456 0500
Tel 212 350 7200
Fax 212 350 7201
www.bh-secs.com

MANAGEMENT STATEMENT REGARDING COMPLIANCE
WITH THE EXEMPTION PROVISIONS OF SEC RULE 15c3-3

We, as the management of Beech Hill Securities, Inc. ("the Company"}, are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEC Rule 15c3-3"}. The following statements are made to our best knowledge and belief: (1} the Company claims an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k}(2}(ii}, and (2) for the reporting period January 1, 2016 through December 31, 2016, the Company has met the identified exemption provision without exception.



Paul Cantor, President
Beech Hill Securities, Inc.
February 27, 2017

BEECH HILL SECURITIES, INC.

INDEPENDENT ACCOUNTANTS'
AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT
AND PAYMENTS (FORM SIPC-7)

DECEMBER 31, 2016

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA
John Antinore, CPA

450 Wireless Blvd, Hauppauge, NY 11788
Phone: 631-777-1000 Fax: 631-777-1008
E-mail: staff@wzcpafirm.com

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
Beech Hill Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Beech Hill Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating Beech Hill Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Beech Hill Securities, Inc.'s management is responsible for Beech Hill Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers in our Calculation of SIPC Assessment, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers in our Calculation of SIPC Assessment supporting the adjustments, noting no differences.

WAGNER & ZWERMAN LLP

Certified Public Accountants

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
Hauppauge, NY
February 27, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******731**************************ALL FOR AADC 100
41389 FINRA DEC
BEECH HILL SECURITIES INC
ATTN: MATTHEW MURPHY 880 THIRD AVE 16TH FLR
NEW YORK NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 14,039.

B. Less payment made with SIPC-6 filed (exclude interest) (6,157.)
7.18.2016
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) —

E. Interest computed on late payment (see instruction E) for ∅ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 7882

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ **Funds Wired** ☐
Total (must be same as F above) $ 7882

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Beech Hill Securities, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of February, 20 17.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,539,165
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	(1,675)
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	11,511
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	9,836
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	674,454
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	2,367
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Lease Rental Income (Deductions in excess of $100,000 require documentation)	245,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 11,511	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	$ 11,511
Total deductions	933,333
2d. SIPC Net Operating Revenues	$ 5,615,668
2e. General Assessment @ .0025	$ 14,039

(to page 1, line 2.A.)